EXHIBIT 99.3

INFINITE GROUP, INC.

NOMINATING AND GOVERNANCE COMMITTEE CHARTER

Purpose

The Nominating and Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of Infinite Group, Inc. (the “Company”) shall assist the Board in identifying qualified individuals to become members of the Board, determining the composition of the Board and its committees and in monitoring the process to assess Board effectiveness.

Membership

The Committee shall be composed of at least two members of the Board. Except as otherwise permitted by the applicable rules of the Nasdaq Stock Market LLC (“Nasdaq”), each member of the Committee shall satisfy the independence and experience requirements set forth in the rules and regulations of the United States Securities and Exchange Commission (the “SEC”) and Nasdaq.

The members of the Committee shall be appointed by the Board. Any vacancies on the Committee shall be filled by the Board. The Board may remove any member or all members of the Committee at any time, with or without cause. Unless a chairperson of the Committee (the “Chair”) is appointed by the full Board, the members of the Committee may designate a Chair by a majority vote of the members of the Committee.

Meetings and Administration

The Committee shall meet at least annually and as frequently as circumstances dictate, or if requested by the Chair from time to time. In addition, the Committee may meet separately with management of the Company, outside legal counsel, and/or outside advisors as the Committee deems appropriate.

The Committee may ask members of management, employees, outside counsel, or others whose advice and counsel are relevant to the issues then being considered by the Committee, to attend any meeting and to provide such pertinent information as the Committee may request.

Authority, Duties and Responsibilities

In carrying out its responsibilities hereunder, the Committee’s policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the directors and stockholders that the director nominating and corporate governance practices of the Company are in accordance with all current requirements and are of the highest quality.

In carrying out these responsibilities, the Committee shall:

1.

Identify, Recruit and Recommend Directors. Identify individuals qualified to become Board members, consistent with the criteria outlined below. The Committee shall consider and recruit candidates to fill positions on the Board, including as a result of the removal, resignation or retirement of any director, an increase in the size of the Board or otherwise. The Committee shall be responsible for conducting, subject to applicable law, any and all inquiries into the background and qualifications of any candidate for the Board and such candidate’s compliance with applicable independence and other qualification requirements. Finally, the Committee shall recommend appropriate director nominees for election to the Board.

2.

Director Selection Criteria. Recommend directors, who shall reflect at a minimum any requirements of applicable law or listing standards and which selection shall be in compliance with any applicable existing criteria set forth in the Company’s constituent documents. In selecting and recommending candidates for election to the Board or appointment to any committee of the Board, and in evaluation any Board candidates proposed by stockholders, the Committee does not believe that it is appropriate to select nominees through mechanical application of specified criteria. Rather, the Committee shall consider such factors at it deems appropriate, including, without limitation, the following:

a.	personal and professional integrity, ethics and values;

b.	independence from the Company, as defined by Nasdaq Rule 5605(a)(2) and applicable regulations;

c.	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

d.	experience in the Company’s industry;

e.	experience as a board member of another publicly-held company;

f.

diversity of (i) expertise and experience in substantive matters pertaining to the Company’s business, (ii) race, ethnicity, and/or underrepresented minority status, (iii) gender, (iv) gender identity or sexual orientation, (v) age, and (vi) any other factor the Committee deems appropriate;

g.	experience in a specialized field that would benefit the Board, such as risk management, public accounting or cybersecurity;

h.	practical and mature business judgment; and

i.	composition of the Board, including its size and structure.

3.	Director Onboarding and Development. Oversee director orientation, continuing education and professional development.

4.

Committee Appointments. Recommend candidates to fill positions on committees of the Board, including as a result of the removal, resignation or retirement of any director on any committee of the Board, or otherwise.

5.

Stockholder Proposals. Review all stockholder proposals submitted to the Company (including any proposal relating to the nomination of a member of the Board) and the timeliness of the submission thereof and recommend to the Board appropriate action on each such proposal.

6.	Evaluation of Board Effectiveness. As deemed appropriate by the Board or recommended by the Committee, conduct and oversee a performance evaluation of the Board and each of its committees.

7.	Charter Review. The Committee shall annually, or more often as it deems appropriate, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

8.	Code of Ethics. The Committee shall oversee compliance with the Company’s Code of Ethics applicable to its directors, officers, and employees.

2

9.

Other Duties. In addition to the powers and responsibilities expressly delegated to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities that may be delegated to the Committee by the Board from time to time, consistent with the Company’s bylaws and applicable laws.

Advisors

To the extent that it deems necessary or appropriate, in its sole discretion, the Committee may retain independent counsel, experts or advisors. Further, the Committee may utilize the services of the Company’s regular legal counsel or other advisors. The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to any advisors to the Committee and for ordinary administrative expenses of the Committee.

Delegation of Duties

The Committee may delegate any or all of its responsibilities to one or more subcommittees of the Committee to the extent consistent with this Charter, the Company’s Certificate of Incorporation and Bylaws, applicable law and regulations, and Nasdaq rules or the rules of other markets in which the Company’s securities trade.

Approved: [DATE]

3